Exhibit 99.1

NXT Awarded New Survey Project In Pakistan

CALGARY, ALBERTA, January 5, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; US OTC:NSFDF) advises of the award of a US $1.44  million aerial survey project to be conducted in Pakistan.

It is anticipated that the aerial Stress Field Detection ("SFD®") survey project will be conducted in 2015 following the receipt of various regulatory permits.  In addition, execution of a formal contract by the client is dependent upon the finalization of recent amendments to Pakistan’s energy policy which would include aerial “remote sensing” surveys such as SFD® as eligible costs for exploration block spending commitments.

George Liszicasz, President and CEO of NXT Energy, noted “This new project signifies the continued commitment in Pakistan for using our high altitude SFD® survey system.  The results of the prior SFD® survey conducted in 2012 for Pakistan Petroleum Limited are in excellent agreement with the subsequent seismic data they acquired.  Such positive results have drawn significant attention to SFD® and we are in advanced discussions on additional SFD® survey projects in Pakistan.”  Mr. Liszicasz further commented “Today’s low oil prices are causing many producers to scale back their exploration efforts.  However, in this environment, technologies like SFD® can play a pivotal role in reducing finding costs by rapidly identifying areas with the best trapped fluid potential, both onshore and offshore.  Our client base includes National Oil Companies and other companies which take a longer term view on exploration prospects.  Investing in low cost SFD® projects now will put these entities in a strong position to expand budgets and activity when oil prices recover.”

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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